WIDEPOINT CORPORATION
11250 Waples Mill Road, South Tower 210
Fairfax, Virginia 22030

June 24, 2020

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jeff Kauten

Re:
WidePoint Corporation

Registration Statement on Form S-3 (Registration No. 333-239303)

Mr. Kauten:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, WidePoint Corporation, hereby requests that the above-referenced Registration Statement be declared effective at 1:00 p.m., eastern time, on June 29, 2020, or as soon as practicable thereafter.

Very truly yours,

WidePoint Corporation

By: /s/ Jin Kang
       Jin Kang
       Chief Executive Officer